FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          JANUARY 2006

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|             Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        |_|             No         |X|

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


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                                TABLE OF CONTENTS

Document 1          News Release dated January 23, 2006
Document 2          Material Change Report dated January 23, 2006


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


                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222


FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
JANUARY 23, 2006                                              TSXV: AGX  PR02/06

                            PRIVATE PLACEMENT CLOSES

VANCOUVER, BC - Amador Gold Corp. ("Amador") is pleased to announce that it has closed its private placement consisting of 5,650,000 units (of which 2,300,000 are flow-through units) at a price of $0.10 per unit, for aggregate proceeds of $565,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holders to purchase one additional common share at a price of $0.10 per share on or before January 17, 2008. The common shares are subject to a hold period expiring on May 19, 2006.

The proceeds from the financing will be used for exploration of the Company's Ontario properties and for general working capital.

AMADOR GOLD CORP.

/S/ BEVERLY J. BULLOCK
------------------------
    Beverly J. Bullock,
    Corporate Secretary

FURTHER    INFORMATION   CAN   BE   FOUND   ON   THE   COMPANY'S    WEBSITE   AT
www.amadorgoldcorp.com.

                  The TSX-Venture Exchange has not reviewed and
                     does not accept responsibility for the
                      adequacy or accuracy of this release.


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                                                                      DOCUMENT 2

                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

TO:      BRITISH COLUMBIA SECURITIES COMMISSION
         ALBERTA SECURITIES COMMISSION

Item 1   REPORTING ISSUER

         AMADOR GOLD CORP.
         711-675 West Hastings Street
         Vancouver, British Columbia
         V6B 1N2

Item 2   DATE OF THE MATERIAL CHANGE

         January 23, 2006

Item 3   PRESS RELEASE

         The press release was faxed to the TSX Venture Exchange (Vancouver, B.C.) and disseminated through Vancouver Stockwatch and Market News. Press release also filed through SEDAR with the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4   SUMMARY OF MATERIAL CHANGE

         The Issuer announced the closing of a private placement.

Item 5   FULL DESCRIPTION OF MATERIAL CHANGE

                            "PRIVATE PLACEMENT CLOSES

         VANCOUVER, BC - Amador Gold Corp. ("Amador") is pleased to announce that it has closed its private placement consisting of 5,650,000 units (of which 2,300,000 are flow-through units) at a price of $0.10 per unit, for aggregate proceeds of $565,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holders to purchase one additional common share at a price of $0.10 per share on or before January 17, 2008. The common shares are subject to a hold period expiring on May 19, 2006.

         The proceeds from the financing will be used for exploration of the Company's Ontario properties and for general working capital."

Item 6   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable. This report is not being filed on a confidential basis.

Item 7   OMITTED INFORMATION

         No information has been omitted from this form.


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Item 8   EXECUTIVE OFFICER

         Richard W. Hughes      President and CEO        (604) 685-2222

Item 9.  DATE OF REPORT

         DATED at Surrey, British Columbia this 23rd day of January, 2006.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                AMADOR GOLD CORP.
                                (Registrant)


Date:    January 24, 2006       BY:  /S/ BEVERLY J. BULLOCK
                                ------------------------------------------------
                                         Beverly J. Bullock, Corporate Secretary


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